Suite 501, 543 Granville Street
Vancouver, BC V6C 1X8
Canada

INVESTMENT POLICY

Investment Objectives

The Company’s investment objectives are to seek:

a)	a high return on investment opportunities, exclusively using the royalty and streaming structure; and

b)	provide exposure to precious metals, and to precious metals price movement; and

c)	to preserve capital and limit downside risk by accumulating a diversified portfolio royalties and streams while achieving a reasonable rate of return.

The Company does anticipate the declaration of dividends to shareholders during its initial stages. It also plans to reinvest the profits of its investments to further the growth and development of the Company’s investment portfolio. The target ratio for the Company will be to pay, after G&A and tax, 50% of free cash flow in dividends, and 50% to reinvest in more accretive transactions.

Investment Strategy

In light of the numerous investment opportunities across the entire natural resources sector, the Company aims to adopt a flexible approach to investment targets without placing unnecessary limits on potential returns on its investment. This approach is demonstrated in the Company’s proposed investment strategy set out below.

Investment Sector: Natural resources industry. Focused on precious metals with a priority on gold and silver.

Investment Types: Royalties, Streams, Equity, Debt, Net Profit Interests, derivatives and any other investment structures or instruments that could be acquired or created to give the Company exposure to precious metals.

Commodities: Precious Metals with a priority on gold and silver.

Jurisdictions: All countries are permissible depending on the risk assessment of the Board and Management at the time the investment is made and the risk-reward relationship associated with each investment in a particular jurisdiction.

Investment Size: Target investment size is between $2M-$10M in value per asset being acquired.

Investment Timeline: Not limited.

Investment Targets: Interests in mining operations, development projects, and exploration projects in the form of a royalty, stream or other derivative facility. Investments in public or private corporations, partnership or other legal entities which own, or propose to own, natural resource assets or derivatives of natural resource assets. Distressed situations where a change of management or other restructuring is required to realize the value of the asset.

Investment Review: Will seek to maintain the ability to actively review and revisit all of investments on an ongoing basis.

Liquidity: Will evaluate the liquidity of investments and seek to realize value from same in a prudent and orderly fashion.

Composition of Investment Portfolio

The nature and timing of the Company's investments will depend, in part, on available capital at any particular time and the investment opportunities identified and available to the Company. Subject to the availability of capital, the Company intends to create a diversified portfolio of investments. The composition of its investment portfolio will vary over time depending on its assessment of a number of factors including the performance of financial markets and credit risk.

Procedures and Implementation

The senior officers and other management of the Company ("Management") and the Company’s Board of Directors (the "Board") and the respective members thereof shall work jointly and severally to uncover appropriate investment opportunities. These individuals have a broad range of business experience and their own networks of business partners, financiers, venture capitalists and finders through whom potential investments may be identified.

Prospective investments will be channeled through Management. Management shall make an assessment of whether the proposal fits with the investment and corporate strategy of the Company in accordance with the investment objectives and strategy set out in this policy, and then proceed with preliminary due diligence, leading to a decision to reject or move the proposal to the next stage of detailed due diligence. This process may involve the participation of outside professional consultants.

The Company will obtain detailed knowledge of the relevant business the investment shall be made in, as well as the investee corporation, their management team, quality of asset(s) and risks associated as applicable.

Once a decision has been reached to invest in a particular situation, a summary of the rationale behind the investment decision shall be prepared by Management and submitted to the Board. This summary should include, among other things, the estimated return on investment, timeline of investment, guidelines against which future progress can be measured, and risks associated with the investment. The summary should also disclose any finder’s or agent’s fees payable.

All investments shall be submitted to the Board for final approval. Management will select all investments for submission to the Board and monitor the Company’s investment portfolio on an ongoing basis, and will be subject to the direction of the Board. Management will present an overview of the state of the investment portfolio to the Board on a quarterly basis.

Negotiation of terms of participation is a key determinant of the ultimate value of any opportunity to the Company. Negotiations may be ongoing before and after the performance of due diligence. The representative(s) of the Company involved in these negotiations will be determined in each case by the circumstances of the investment opportunity.

Compliance

All investments shall be made in compliance with applicable laws in relevant jurisdictions, and shall be made in accordance with and governed by the rules and policies of applicable regulatory authorities.

From time to time, the Board may authorize such additional investments outside of the guidelines described herein as it sees fit for the benefit of the Company and its shareholders.

Management Participation

The Company may, from time to time, seek a more active role in the corporations in which it invests, and provide such corporations with financial and personnel resources, as well as strategic counsel. The Company may also ask for board representation in cases where it makes a significant investment in the business of an investee corporation. The Company’s nominee(s) shall be determined by the Board as appropriate in such circumstances.

Conflicts of Interest

The Company has no restrictions with respect to investing in corporations in which a Board member may already have an interest. Any potential investments where there is a material conflict of interest involving an employee, officer or director of the Company may only proceed after receiving approval from the disinterested directors of the Board. The Company is also subject to the "related party" transaction policies of the TSX Venture Exchange, which mandates disinterested shareholder approval and valuations to certain transactions.

Prior to making any investment commitment, the Company shall adopt procedures for checking for potential conflicts of interest, which shall include but not be limited to a circulation of the names of a potential target corporation and its affiliates to the Board and Management.

All members of the Board shall be obligated to disclose any interest in the potential investment. In the event a conflict is detected, the target corporation shall be notified of the potential conflict in writing. The members of the Board and its advisors shall be responsible for detecting a potential conflict.

Where a conflict is determined to exist within Management or the Board, the individual having a conflicting interest shall provide full disclosure of their interest in the potential investment and, if such person is a Board member, shall abstain from voting on the investment decision but may participate in discussions regarding the potential investment opportunity.

Amendment

The Company’s investment objectives, strategy and restrictions and other provisions of this Investment Policy may be amended from time to time on the recommendation of Management and approval by the Board. Unless required by the TSX Venture Exchange, approval by the Company’s shareholders of any such amendments is not required.